Exhibit 99.1

Dada Announces Shareholders’ Approval of Merger Agreement

SHANGHAI, China, June 10, 2025 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand retail and delivery platform, today announced that at an extraordinary general meeting of shareholders (the “EGM”) held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated April 1, 2025, by and between the Company, JD Sunflower Investment Limited (“Parent”) and JD Sunflower Merger Sub Limited, a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, at the effective time of the merger, Merger Sub will merge with and into the Company and cease to exist, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated thereby, including the merger.

Approximately 73.4% of the Company’s total outstanding ordinary shares, including the ordinary shares represented by the Company’s American depositary shares (the “ADSs”), as of 5 p.m. Cayman Islands time on the share record date of May 22, 2025 voted in person or by proxy at the EGM. The Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the merger, were approved by approximately 92.1% of the total votes cast at the EGM.

Completion of the merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with the other parties to the Merger Agreement towards completing the merger in due course. If consummated, the merger will result in the Company becoming a privately held company and its ADSs will no longer be listed or traded on any securities exchange or quotation system, including the NASDAQ Global Select Market, and the Company’s ADS program will be terminated.

About Dada Nexus Limited

Dada Nexus Limited is China’s leading local on-demand retail and delivery platform. It operates JD NOW, formerly known as JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada NOW, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The vast volume of on-demand delivery orders from the JD NOW platform increases order volume and density for the Dada NOW platform. Meanwhile, the Dada NOW platform enables improved delivery experience for participants on the JD NOW platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure.

For more information, please visit https://ir.imdada.cn/.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical or current facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors, risks and uncertainties include uncertainties as to the possibility that the merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if the expected financing for the merger is not available for any reason, or if one or more of the various closing conditions to the merger are not satisfied or waived, and other risks and uncertainties discussed in documents filed with the SEC by the Company as well as the Schedule 13E-3 and the proxy statement filed by the Company. Further information regarding these and other factors, risks and uncertainties is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of the press release, and Dada undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dada Nexus Limited

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749-0483

E-mail: rene.vanguestaine@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn